UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-42150

LandBridge Corporation

(Exact name of registrant as specified in its charter)

5555 San Felipe Street, Suite 1200

Houston, Texas 77056

(713) 230-8864

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Shares Representing Limited Liability Company Interests of LandBridge Company LLC

(Title of each class of securities covered by this Form)

Class A Common Stock, par value $0.001 per share, of LandBridge Corporation

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Explanatory Note: Effective at 3:01 p.m. (Central Time) on October 13, 2026, LandBridge Company LLC (the “Delaware LLC”) converted from a Delaware limited liability company to a Texas corporation named LandBridge Corporation (the “Texas Corporation” and such conversion and redomestication, the “Conversion and Redomestication”). At the effective time of the Conversion and Redomestication (the “Effective Time”), (i) each Class A share representing limited liability company interests of the Delaware LLC (each, a “Class A Share”) issued and outstanding or held in treasury immediately prior to the Effective Time was converted into one issued and outstanding, fully paid and nonassessable share of Class A common stock, $0.001 par value per share, of the Texas Corporation (each, a share of “Class A Common Stock”) and (ii) each Class B share representing limited liability company interests of the Delaware LLC, issued and outstanding or held in treasury immediately prior to the Effective Time was converted into one issued and outstanding, fully paid and nonassessable share of Class B common stock, $0.001 par value per share, of the Texas Corporation. This Form 15 is being filed solely in connection with the deregistration under the Securities Exchange Act of 1934 of the Class A Shares of the Delaware LLC. Pursuant to Section 12g-3(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Current Report on Form 8-K filed by the Texas Corporation on October 13, 2026, the Texas Corporation is the successor issuer of the Delaware LLC and the Class A Common Stock is the successor security to the Class A Shares, and this Form 15 does not affect the continued registration under the Exchange Act of the Class A Common Stock of the Texas Corporation.

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, LandBridge Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

LANDBRIDGE CORPORATION

By:	/s/ Scott L. McNeely
Scott L. McNeely
Chief Financial Officer

Dated: October 26, 2026